Delisting Determination, The Nasdaq Stock Market, LLC, January 13, 2026 Luminar Technologies, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A Common Stock of Luminar Technologies, Inc. effective at the opening of the trading session on February 2, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on December 18, 2025. The Company did not appeal Staff's Delist Determination Letter.

The Company Class A Common Stock was suspended on December 24, 2025. The Staff determination to delist the Company common stock became final on December 24, 2025.